UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 5

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

LAKESHORE BIOPHARMA CO., LTD

(Name of the Issuer)

LakeShore Biopharma Co., Ltd

Oceanpine Skyline Inc.

Oceanpine Merger Sub Inc.

Oceanpine Capital Inc.

Oceanpine Investment Fund II LP

Dave Liguang Chenn

Crystal Peak Investment Inc.

Crystal Peak Holdings Inc.

Huaqin Xue

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0002 per share

G9845F208

(CUSIP Number)

LakeShore Biopharma Co., Ltd Building No. 2, 38 Yongda Road Daxing Biomedical Industry Park Daxing District, Beijing, PRC, 102629 Tel: 010-89202086	Oceanpine Skyline Inc. 21F, China Century Tower No. 9 Xiaoyunli South St Beijing 100026 People’s Republic of China Tel: +86 10 6195 9000

With copies to:

Qi Yue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 6502 8500	Alan Bao, Esq. White & Case LLP 19th Floor, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 5912 9600

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No.5 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Amendment”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) LakeShore Biopharma Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0002 per share (each, a “Share,” and collectively, the “Shares”), (b) Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (c) Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), (d) Oceanpine Capital Inc., a limited company incorporated under the laws of the British Virgin Islands (the “Sponsor”), (e) Oceanpine Investment Fund II LP, an exempted limited partnership incorporated under the laws of the Cayman Islands (“Oceanpine Investment”), (f) Dave Liguang Chenn, a citizen of the United States, (g) Crystal Peak Investment Inc., a limited liability entity incorporated under the laws of the British Virgin Islands (“Crystal Peak”), (h) Crystal Peak Holdings Inc., a company incorporated under the laws of the British Virgin Islands, and (i) Huaqin Xue, a citizen of Hong Kong (such persons referred to in (b) to (i), collectively, the “Buyer Filing Persons”).

Throughout this Amendment, Parent, Merger Sub, the Sponsor, Oceanpine Investment, Crystal Peak, Adjuvant Global Health Technology Fund, L.P., Adjuvant Global Health Technology Fund DE, L.P., Superstring Capital Master Fund LP, MSA GROWTH FUND II, L.P., and Epiphron Capital (Hong Kong) Limited are collectively referred to as the “Buyer Group.”

This Amendment amends and supplements certain information set forth in the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits thereto including the proxy statement (the “Proxy Statement”), filed with the SEC pursuant to Section 13(e) of the Exchange Act by the Filing Persons on January 20, 2026 (as amended and supplemented by the Amendment No. 4 filed on February 6, 2026, together, the “Transaction Statement”). Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Transaction Statement. This Amendment does not restate the Transaction Statement in its entirety, and the amended and supplemental disclosures contained herein should be read in conjunction with the Transaction Statement, including the Proxy Statement.

EXPLANATORY NOTE

On March 24, 2026, the Special Committee received a revised preliminary non-binding proposal letter (the “March 2026 Proposal”) from Parent and Merger Sub to reduce the purchase price for acquiring all of the outstanding Shares not owned by Parent, Merger Sub, the Rollover Shareholders, or their respective affiliates to US$0.06 per Share.

The Special Committee is evaluating the transaction contemplated by the March 2026 Proposal with the assistance of its financial and legal advisors. In light of the latest development, the postponement of the extraordinary general meeting to consider and vote on, among other matters, the proposal to authorize and approve the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, and the transactions contemplated thereby, including the Merger, as announced on February 6, 2026, remains in effect.

The information contained in the Press Release issued by the Company, dated March 25, 2026, incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 25, 2026, is incorporated herein by reference. All information contained in this Amendment has been supplied by the Company. No other Filing Person has supplied the information contained in this Amendment.

Item 15 Additional Information

(b)	Other Material Information. The Press Release issued by the Company, dated March 25, 2026, to the Report on Form 6-K furnished by the Company to the SEC on March 25, 2026, is incorporated herein by reference.

Item 16 Exhibits

EXHIBIT INDEX

(a)-(8)	Press Release issued by the Company, dated March 25, 2026, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 25, 2026.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2026

LAKESHORE BIOPHARMA CO., LTD

	By:	/s/ Jutao (Adam) Zhao
		Name:	Jutao (Adam) Zhao
		Title:	Chairperson of the Special Committee

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2026

OCEANPINE SKYLINE INC.

	By:	/s/ NAN Shaodeng
		Name:	NAN Shaodeng
		Title:	Director

OCEANPINE MERGER SUB INC.

	By:	/s/ NAN Shaodeng
		Name:	NAN Shaodeng
		Title:	Director

OCEANPINE CAPITAL INC.

	By:	/s/ Jiayu Yang
		Name:	Jiayu Yang
		Title:	Director

OCEANPINE INVESTMENT FUND II LP

	By:	/s/ Dave Liguang Chenn
		Name:	Dave Liguang Chenn
		Title:	Director

DAVE LIGUANG CHENN

/s/ Dave Liguang Chenn

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2026

CRYSTAL PEAK INVESTMENT INC.

	By:	/s/ Huaqin Xue
		Name:	Huaqin Xue
		Title:	Director

CRYSTAL PEAK HOLDINGS INC.

	By:	/s/ Huaqin Xue
		Name:	Huaqin Xue
		Title:	Director

HUAQIN XUE

/s/ Huaqin Xue

[Signature Page to Schedule 13E-3 Transaction Statement]